UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 5)*
DISH NETWORK CORPORATION

(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

 (Title of Class of Securities)
278762109

 (CUSIP Number)
 R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
 DISH Network Corporation
 9601 S. Meridian Blvd.
 Englewood, Colorado 80112
 (303) 723-1000

 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
September 5, 2008

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (the “13D/A”) for Mr. Charles W. Ergen relating to DISH Network Corporation (the “Issuer”) was filed on September 9, 2008, but was inadvertently filed using the Issuer’s Central Index Key (“CIK”) code as both the filer and the subject instead of using Mr. Ergen’s CIK code as the filer and the Issuer as the subject. Consequently, this 13D/A is being filed solely to correct that this 13D/A is being filed under Mr. Ergen’s CIK code as the filer and the Issuer as the subject. There are no other changes to the 13D/A filed on September 9, 2008. This 13D/A continues to speak as of the date of the 13D/A filed on September 9, 2008.

CUSIP No. 278762109

1.	NAME OF REPORTING PERSON

Charles W. Ergen

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	☐
(b)	☐

3.           SEC Use Only

4.	SOURCE OF FUNDS

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 133,553,629 VOTING SHARES (1) 900,000 SIXTY DAY SHARES (2) 1,334 OTHER SHARES (3)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 133,553,629 VOTING SHARES (1) 900,000 SIXTY DAY SHARES (2) 1,334 OTHER SHARES (3)
10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

    134,454,963

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 38.9% (4)

14.	TYPE OF REPORTING PERSON

IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Ergen is the sole beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  The Voting Shares represent:  (i) 448,652 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 18,648 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in DISH Network’s 401(k) Employee Savings Plan; (iii) 27,175 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 133,059,154 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.  Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent (i) 235 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; and (ii) 1,099 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.

(4) Based on 211,634,045 shares of Class A Common Stock outstanding on September 5, 2008 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 29.9%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 51.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 4.         Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Mr. Ergen gifted 75,000,000 shares of Class B Common Stock to the Ergen 2008 Two-Year GRAT dated September 5, 2008 (the “2008 GRAT”) on September 5, 2008.  Mr. Ergen established the 2008 GRAT for estate planning purposes.  Under the trust agreement establishing the 2008 GRAT, Mr. William Gouger will serve as trustee of the 2008 GRAT and will hold sole voting and investment power over the 75,000,000 shares of Class B Common Stock held by the 2008 GRAT, except as set forth in Item 6 below.  Mr. Ergen receives an annuity amount from the 2008 GRAT under the trust agreement governing the 2008 GRAT.  Members of Mr. Ergen’s family are the beneficiaries of the 2008 GRAT.  The 2008 GRAT will expire two years from the date of transfer of the shares of Class B Common Stock to the 2008 GRAT.

ITEM 5.         Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b)  Mr. Ergen beneficially owns securities convertible into or exercisable for 134,454,963 shares of Class A Common Stock representing 38.9% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen.  Such shares include:  (i) 448,652 shares of Class A Common Stock; (ii) 18,648 shares of Class A Common Stock held in DISH Network’s 401(k) Employee Savings Plan (the “401(k) Plan”); (iii) the right to acquire 900,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; (iv) 235 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 1,099 Class A Shares held in the 401(k) Plan by Mrs. Ergen; (vi) 27,175 shares of Class A Common Stock  held as custodian for Mr. Ergen’s children; and (vii) 133,059,154 Class A Shares issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock.  Mr. Ergen has sole voting power with respect to 134,454,963 shares and holds sole dispositive power with respect to 133,553,629 shares.

(c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.

    (d) Not applicable.

                (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The trust agreement for the 2008 GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the 2008 GRAT unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the 2008 GRAT will have sole discretion with respect to the disposition of any shares of DISH Network held by the 2008 GRAT.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2008 GRAT.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on September 5, 2008; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 9, 2005 and September 5, 2008; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    CHARLES W. ERGEN

Dated: September 8, 2008                                                        /s/  Charles W. Ergen
                    Charles W. Ergen

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)